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(All Amounts in $US unless specified otherwise)

GOLDCORP AND BARRICK TO CONSOLIDATE CERRO CASALE AND CASPICHE GOLD PROJECTS IN A 50/50 JOINT VENTURE

Vancouver, British Columbia, March 28, 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) (the "Company" or "Goldcorp") today announced that it has entered into an agreement with Barrick Gold Corporation (TSX: ABX; NYSE: ABX) ("Barrick") to leverage potential synergies within the Maricunga Gold Belt, located in the Atacama Region in northern Chile, through a 50/50 joint venture (the "Transaction"). The Transaction is being effected through a number of steps, including:

- The acqusition by Goldcorp of Kinross Gold Corporation's (TSX:K; NYSE:KGC) ("Kinross") 25% interest in Cerro Casale and 100% interest in the Quebrada Seca exploration project for (i) an initial cash payment of $260 million, (ii) the granting of a 1.25% royalty interest by Goldcorp on 25% of gross revenues from payable metal from Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million payable, (iii) a contingent payment of $40 million payable after a construction decision at Cerro Casale, and (iv) the assumption of a $20 million obligation to Barrick payable on commercial production at Cerro Casale;

- The acquisition by Goldcorp of an additional 25% interest in Cerro Casale from Barrick for (i) a deferred payment obligation of $260 million to be satisfied through the funding of 100% of Cerro Casale expenditures (as described below), (ii) the granting of a 1.25% royalty interest by Goldcorp on 25% of gross revenues from payable metal from Cerro Casale and Quebrada Seca, (iii) a contingent payment of $40 million payable after a construction decision at Cerro Casale, and (iv) the transfer to Barrick of a 50% interest in Quebrada Seca for no additional consideration, followed by the joint contribution by Goldcorp and Barrick of 100% of Quebrada Seca to the joint venture;

- The acquisition by Goldcorp of Exeter Resource Corporation ("Exeter") (TSX: XRC; NYSE-MKT: XRA; Frankfurt: EXB) and its 100%-owned Caspiche project ("Caspiche") located in the Maricunga Gold Belt in Chile, approximately 10 kilometers to the north of Cerro Casale, for share consideration of approximately $185 million (on a fully diluted basis); and

- The contribution of Caspiche into the joint venture with 50% of the acquisition cost, or approximately $85 million, applied to reduce the $260 million deferred payment obligation.

"With the formation of a 50/50 joint venture with Barrick, we envisage jointly advancing the Cerro Casale and Caspiche gold deposits in a similar arrangement to our NuevaUnión project in Chile



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with Teck Resources" said David Garofalo, President and Chief Executive Officer. "The joint venture with Barrick has the potential to allow us to consolidate infrastructure to reduce capital and operating costs, reduce the environmental footprint, and provide increased returns compared to two standalone projects. With our combined technical and financial strength, we see significant potential to advance these projects and increase net asset value per share over time, delivering value for all partners and stakeholders."

Under the terms of the joint venture, Goldcorp is required to spend a minimum of $60 million in the two-year period following closing of the Transaction, and a minimum of $80 million in each successive two-year period until the deferred payment obligation is satisfied. If Goldcorp does not spend the minimum in any two-year period, Goldcorp will instead be required to make a payment to Barrick equal to 50% of the shortfall (with a corresponding reduction in the deferred payment obligation).

Cerro Casale and Caspiche currently report the following mineral reserves and mineral resources:

Cerro Casale[1] (100% basis)

	Tonnes (Mt)	Au (g/t)	Contained Au (Moz)	Cu (%)	Contained Cu (Blbs)	Ag (g/t)	Contained Ag (Moz)
Proven & Probable	1,197.6	0.60	23.2	0.22	5.8	1.52	58.7
Measured & Indicated	296.6	0.35	3.4	0.16	1.1	1.07	10.2
Inferred	495.4	0.38	6.0	0.19	2.1	1.04	16.5

Caspiche[2] (100% basis)

	Tonnes (Mt)	Au (g/t)	Contained Au (Moz)	Cu (%)	Contained Cu (Blbs)	Ag (g/t)	Contained Ag (Moz)
Measured & Indicated	1,403.6	0.51	23.0	0.19	5.9	1.20	54.2
Inferred	198.1	0.29	1.8	0.12	0.5	0.91	5.8

Advisors and Counsel
Goldcorp's financial advisor is TD Securities and its legal advisors for the Transaction are McCarthy Tetreault LLP and Cariola Díez Pérez-Cotapos, and its Canadian legal advisor for the Exeter transaction is Cassels, Brock & Blackwell LLP.

The scientific and technical information contained in this news release has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under National Instrument 43-101 ("NI 43-101").

For a summary of the transaction refer to the attached factsheet.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.



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Footnote:

[1] Refer to Barrick and Kinross' websites for further information on the Cerro Casale mineral reserves and mineral resources estimates (figures have been aggregated and rounded):
http://www.barrick.com/files/quarterly-reports/2016/Barrick-2016-Reserves-Resources.pdf;
http://s2.q4cdn.com/496390694/files/doc_downloads/reserves_and_resources/Kinross-Annual-Mineral-Reserve-and-Resource-Statement.pdf

[2] The mineral resource estimate for Caspiche has been derived from Exeter's technical report entitled "Amended NI 43-101 Technical Report on the Caspiche Project" dated December 19, 2014, a copy of which is available on Exeter Resource Corporation's website at (figures have been rounded):
http://exeterresource.com/site/wp-content/uploads/2013/07/Exeter_TR_Caspiche_Dec_2014.pdf

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the Transaction timing and anticipated receipt of regulatory approvals for the Transaction, the ability of the parties to satisfy conditions of and to complete the Transaction within the times specified, the development of the Cerro Casale project statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time the ability of the parties to receive, in a timely manner, the necessary regulatory, court and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the Transaction Agreement; the failure to obtain the necessary court, regulatory and other third party approvals required in order to proceed with the transaction; the benefits expected from the Transaction not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant,



Suite 3400 – 666 Burrard St.
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Tel: (604) 696-3000
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equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

INVESTOR CONTACT
Lynette Gould
Director, Investor Relations
(800) 567-6223
E-mail: info@goldcorp.com
www.goldcorp.com

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Telephone: (604) 696-3050
E-mail: media@goldcorp.com
www.goldcorp.com